Independent Accountants' Report


To the Board of Trustees of Farmers Investment Trust:


We have examined management's assertion about Farmers Investment Trust (the "Portfolios", comprised of Growth Portfolio, Balanced Portfolio, Income Portfolio, Income with Growth Portfolio, and Growth with Income Portfolio) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (as interpreted in the Response of the Office of the Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of April 30, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 1999, and with respect to tests of selected security purchases and sales, for the period from April 21, 1999 (date of last examination) through April 30, 1999:

o Confirmation of the number of shares of beneficial interest of the affiliated underlying funds owned by each Portfolio and held by a securities depository which uses the book entry method of accounting for securities (i.e. Kemper Service Corp.).

o Confirmation of the number of shares of beneficial interest of the unaffiliated funds owned by each Portfolio and held by a securities depository which uses the book entry method of accounting for securities (i.e. Investors Fiduciary Trust Company and Janus Service Corp.).

o Reconciliation of all such shares of beneficial interest to the books and records of the Portfolios.

o Test of selected purchases and sales by the Portfolios of shares of beneficial interest of the underlying funds for the period from April 21, 1999 (date of last examination) through April 30, 1999 from the books and records of the Portfolios to confirmations from Kemper Service Corp., Investors Fiduciary Trust Company and Janus Service Corp.

We believe that our examination provides a reasonable basis for our opinion. Our examination
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does not provide a legal determination of the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (as interpreted in the Response of the Office of the Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of April 30, 1999, with respect to securities reflected in the investment accounts of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Farmers Investment Trust and the Securities and Exchange Commission and should not be used for any other purpose.




Boston, Massachusetts                                 PricewaterhouseCoopers LLP
June 9, 1999